For Immediate Release	March 25, 2008

Hawthorne Further Consolidates Cassiar Gold Camp;

Stakes 39,000 hectares (approx. 96,000 acres)

Hawthorne Gold Corp. ("Hawthorne") (TSX-V: HGC; WKN: A0M55U) and Cusac Gold Mines Ltd. (“Cusac”) (TSX: CQC; OTC-BB: CUSIF) are pleased to announce Hawthorne has staked approximately 39,000 hectares (approx. 96,000 acres) in and around the Cassiar Gold Property in northern British Columbia, Canada. The Cassiar Gold Property hosts the Table Mountain and Taurus gold deposits, which Hawthorne is acquiring through the merger with Cusac. The merger is expected to close late March or early April 2008, subject to final regulatory approval.

“Hawthorne has successfully secured the extension of the mineralized zones of the Taurus and Table Mountain deposits through the recent staking exercise. It is the largest expansion in recent years and represents a significant consolidation of the gold camp under one common ownership,” commented Hawthorne’s VP of Operations, Michael Redfearn. “The greenstone hosted quartz carbonate associated style of gold mineralization found at Cassiar is home to some of the historic gold producing camps in Canada, including the Red Lake and Timmins gold camps.”

The newly staked claims increase the previous land package at the Cassiar Gold Property by approximately 250% and it now totals approximately 56,300 hectares (approx. 139,000 acres). The package consists of the 39,000 hectares recently staked by Hawthorne, 15,000 hectares being acquired through the merger with Cusac and approximately 2,300 hectares optioned from American Bonanza Gold Corp. An updated property map can be viewed at Hawthorne’s website at www.hawthornegold.com or www.hawthornegold.com/s/TableMountain.asp.

In 2008, Hawthorne is planning aggressive reconnaissance exploration and development programs that will include a property wide geophysical survey, surface and underground mapping and diamond drilling. The Cassiar Gold Property hosts a number of gold assets, including the Taurus deposit, the fully permitted Table Mountain gold mine and the Taurus II exploration area.

About Hawthorne Gold Corp.

Hawthorne Gold Corp. is a Canadian-based gold exploration and development company with key properties located in British Columbia, Canada. Hawthorne is lead by well-respected mining leaders Richard Barclay and Michael Beley together with mining veteran Michael Redfearn. Hawthorne’s goal is to become a junior gold producer through planned production at Table Mountain in 2009 and continued resource

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development at the optioned Frasergold and Taurus deposits. The acquisition of Table Mountain is subject to the previously announced merger with Cusac Gold Mines Ltd.

About Cusac Gold Mines Ltd.

Founded in 1966 by respected mining leader Guilford Brett, Cusac is a junior gold exploration and past-producing company focused primarily on the Cassiar Gold Property, a package of mineral claims located in north central British Columbia, Canada.

For more information, contact Robert Ferguson at (604) 629-1505 or toll free at 1-888- 629-1505, Todd Hanas at toll free at 1-866-869-8072 or you can visit Hawthorne’s website at www.hawthornegold.com.

ON BEHALF OF HAWTHORNE GOLD CORP.	CUSAC GOLD MINES LTD.

“Richard J. Barclay”	“David Brett”
President & CEO	President & CEO

Certain information regarding the companies including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities laws and necessarily involve risks associated with mining exploration and development, volatility of prices, currency fluctuations, imprecision of resource estimates, environmental risks, access to labour and services, competition from other companies and ability to access sufficient capital. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

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